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BB 3/5

08026709

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Mail Processing
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FEB 22 2008

Washington, DC
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SECUR ... ION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66912

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Riverbank Capital Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

689 Fifth Avenue, 14th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott Navins 212-871-7965
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hays & Company LLP
(Name – *if individual, state last, first, middle name*)

477 Madison Avenue	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SD 3/7/08

OATH OR AFFIRMATION

I, David M. Tanen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Riverbank Capital Securities, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Secretary

Title

GINA KWAK
Notary Public, State of New York
No. 01KW6178581
Qualified in New York County
Commission Expires Dec. 3, 2011

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RIVERBANK CAPITAL SECURITIES, INC.

FINANCIAL STATEMENTS
AND
SUPPLIMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2007

RIVERBANK CAPITAL SECURITIES, INC.

FINANCIAL STATEMENTS
AND
SUPPLIMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2007

CONTENTS

Hays & Company LLP

CERTIFIED PUBLIC ACCOUNTANTS
Globally: MOORE STEPHENS HAYS LLP

DAVID A. LIFSON, CPA
EDWARD A. KUCZMARSKI, CPA
JOHN A. BASILE, CPA
RONALD B. HEGT, CPA
STUART M. FRIEDMAN, CPA
CAROL S. MESSMAN, CPA
TIMOTHY H. BOEHMER, CPA

477 MADISON AVENUE
NEW YORK, NY 10022-5892
TELEPHONE: 212-572-5500
FACSIMILE: 212-572-5572
www.haysco.com

To the Stockholders
Riverbank Capital Securities, Inc.

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying statement of financial condition of Riverbank Capital Securities, Inc. as of December 31, 2007 and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Riverbank Capital Securities, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hays & Company LLP

February 19, 2008
New York, New York

RIVERBANK CAPITAL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

ASSETS		
Cash and cash equivalents	$	63,124
Warrants - at fair value		134,000
Property and equipment, net of accumlated depreciation of $27,339		21,126
Other assets		11,711
	$	229,961
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	26,021
Deferred income taxes		9,700
Due to affiliate		9,054
Total liabilities		44,775
Commitments and contingencies (Notes 4, 5, 6 and 7)		
Stockholders' equity		
Common stock, $.001 par value; 100 shares authorized, 60 issued and outstanding		-
Additional paid-in capital		60,000
Retained earnings		125,186
Total stockholders' equity		185,186
	$	229,961

The accompanying notes are an integral part of these financial statements.

RIVERBANK CAPITAL SECURITIES, INC.

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2007

Revenue		
Expense reimbursements	$	125,000
Other income		35,000
Realized gain on transfer of warrants		38,500
Unrealized depreciation on warrants		(152,200)
Interest		6,502
		52,802
Expenses		
Salaries and benefits		134,382
Professional fees		48,070
Office expenses		25,930
Rent and occupancy		22,695
Depreciation		14,987
Other operating expenses		25,276
Regulatory fees		10,030
		281,370
Loss before benefit for income taxes		(228,568)
Benefit for income taxes		(14,385)
Net loss	$	(214,183)

The accompanying notes are an integral part of these financial statements.

RIVERBANK CAPITAL SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2007

	Common Stock				
	Number of shares	Amount	Additional paid-in capital	Retained earnings	Stockholders' equity
Balance at January 1, 2007	60	$ -	$ 60,000	$ 339,369	$ 399,369
Net loss, year ended December 31, 2007	-	-	-	(214,183)	(214,183)
Balance at December 31, 2007	60	$ -	$ 60,000	$ 125,186	$ 185,186

The accompanying notes are an integral part of these financial statements.

RIVERBANK CAPITAL SECURITIES, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2007

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

Cash flows from operating activities	
Net loss	$ (214,183)
Adjustments to reconcile net loss to net cash used in operating activities	
Depreciation	14,987
Unrealized depreciation on warrants	152,200
Deferred income taxes	(14,800)
Changes in operating assets and liabilities	
Other assets	5,446
Accounts payable and accrued expenses	(2,217)
Due to affiliate	(4,956)
Net cash used in operating activities	(63,523)
Cash flows used in investing activities	
Purchase of property and equipment	(8,021)
Net decrease in cash and cash equivalents	(71,544)
Cash and equivalents, beginning of the year	134,668
Cash and equivalents, end of the year	$ 63,124

The accompanying notes are an integral part of these financial statements.

1 Organization and business activities

The Company

Riverbank Capital Securities, Inc. (the "Company") was incorporated under the laws of the State of Delaware on October 5, 2004 and is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), the Company's self-regulatory organization that was formerly the National Association of Securities Dealers, Inc ("NASD"). The Company carries no customer funds or securities and therefore is exempt from Rule 15c3-3 of the Securities and Exchange Commission.

The Company is authorized to act as an agent in the private placement of securities and to provide advisory services in connection with merger and acquisition transactions. The Company provides services principally to companies which operate in the bio-technology industry. The Company operates from its shared office facility located in New York City, NY (Note 4).

2 Significant accounting policies

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Concentration of credit risk

The Company maintains all of its cash in bank deposit accounts at one financial institution which, at times, exceed federally insured limits. The Company has not experienced any losses on these accounts and believes it is not exposed to any significant risk on cash.

Cash and cash equivalents

The Company considers all highly liquid financial instruments with a maturity of three months or less when purchased to be cash equivalents.

Property and equipment

Property and equipment are stated at cost. Maintenance and repairs are charged to expense as incurred. Additions, improvements and replacements are capitalized. Depreciation of property and equipment is provided for by the straight-line method over the estimated useful lives of the related assets.

2 Significant accounting policies (continued)

Revenue recognition

Private placement fees and expense reimbursements are recorded at the time the revenue is earned and no longer subject to negotiation or refund.

The Company's placement fees are typically payable in cash at or following closing of a private placement. The Company's fees often include warrants to purchase a specified number of the issuer's securities. The Company did not receive any warrants in connection with any of its 2007 placement and advisory transactions.

During 2007, the Company received $35,000 as a one-time special payment from FINRA in connection with the NASD's consolidation with the New York Stock Exchange Member Regulation. This amount is included as other income in the accompanying statement of operations.

Warrants

The fair value of warrants received by the Company, in connection with private placements of securities, has been estimated by management in the absence of a readily ascertainable market value. At December 31, 2007, the Company has determined, based upon the Black-Scholes option pricing model, that the fair value of these warrants is $134,000. The assumptions used in the Black-Scholes option pricing model were (i) strike prices ranging from $1.70 - $6.00, (ii) share prices between $0.38 - $3.74, (iii) estimated holding period of approximately 3 years from December 31, 2007, (iv) volatility between 66.24% - 80.80% and (v) a risk free interest rate of 3.45%. Because of the inherent uncertainty of valuation, the estimated value may differ significantly from the fair value that would have been used had a ready market for the warrants existed, and the difference could be material.

Income taxes

The Company has elected to be treated as a Subchapter S Corporation for Federal and New York State income tax purposes. As such, no provision or liability is made for Federal and State income taxes since such obligations are the responsibility of the individual stockholders. A provision is made for local New York City Corporation Tax.

Deferred New York City income taxes are recorded to reflect the tax consequences on future years for temporary differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end. These deferred tax assets and liabilities are calculated based on the tax rates which are expected to be in effect when these temporary differences are expected to reverse. A valuation allowance is required against deferred tax assets if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets may not be realized.

The income tax returns of the Company are subject to examination by federal, state and city taxing authorities. Such examinations could result in adjustments to net income or loss, which changes could affect the income tax liability of the individual stockholders.

3 Recent accounting pronouncement

In September 2006, Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements ("SFAS No. 157"). This standard establishes a single authoritative definition of fair value; sets out a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 applies to fair value measurements already required or permitted under existing standards. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. As of December 31, 2007, management does not believe the adoption of SFAS No. 157 will materially impact the financial statement amounts; however, additional disclosures may be required about the inputs used to develop the measurements and the effect of certain of the measurements on changes in reported amounts for the period.

4 Related party transactions

The Company entered into an Office Services Agreement with an affiliate in which the affiliate provides payroll, office and administrative services to the Company. The Company reimburses the affiliate for its share of such expenses. For the year ended December 31, 2007, reimbursable expenses amounted to $137,238, of which $9,054 is unpaid at December 31, 2007.

On July 30, 2007 the Company transferred 14,000 warrants to two employees as compensation for services rendered. The Company recognized a gain on the transfer of warrants in the amount of $38,500 which was the estimated fair value of the warrants on the date of transfer. The Company also recorded compensation expense of $38,500 in connection with the transfer.

As a result of these related party transactions, the financial condition and result of operations of the Company, as reported, are not necessarily indicative of the results that would have been reported had the Company operated completely independently.

5 Net capital requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC, which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2007, the Company had net capital of $27,406, which exceeded its required minimum net capital of $5,000 by $22,406.

6 Income taxes

Provision (benefit) for income taxes for the year ended December 31, 2007 consists of the following:

New York City - current	$	415
New York City - deferred		(14,800)
	$	(14,385)

Temporary differences that give rise to deferred tax assets and liabilities consist of (i) unrealized gains and losses on warrants, (ii) accelerated depreciation, and (iii) organizational costs capitalized for income tax purposes.

7 Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some customers against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely that it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

RIVERBANK CAPITAL SECURITIES, INC.

SUPPLEMENTARY INFORMATION

COMPUTATION OF NET CAPITAL AND OTHER STATEMENTS REQUIRED BY RULE 15c3-1 OF THE SECURITIES EXCHANGE COMMISSION

DECEMBER 31, 2007

Stockholders' equity	$	185,186
Allowable credits - deferred income tax liability		9,700
		194,886
Less non allowable assets		
Warrants - at fair value		(134,000)
Property and equipment, net		(21,126)
Other assets		(11,711)
Total net capital before haircuts		28,049
Less haircuts on securities		
Money market funds		(643)
Net capital	$	27,406
Minimum net capital requirement (the greater of 6-2/3% of aggregate indebtedness or $5,000)	$	5,000
Excess net capital	$	22,406
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)	$	23,899
AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness	$	35,075
Ratio of aggregate indebtedness to net capital		1.28 :1

There were no material differences between the above calculation of net capital and the net capital as reported in the Company's part IIA of the FOCUS report From X-17A-5.

The Company claims an exemption to the provisions of Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of the Rule.

All other disclosures required under Rule 17a-5 of the Securities and Exchange Commission are not applicable to the Company.

The accompanying notes are an integral part of these financial statements.

Hays & Company LLP

CERTIFIED PUBLIC ACCOUNTANTS
Globally: MOORE STEPHENS HAYS LLP

DAVID A. LIFSON, CPA
EDWARD A. KUCZMARSKI, CPA
JOHN A. BASILE, CPA
RONALD B. HEGT, CPA
STUART M. FRIEDMAN, CPA
CAROL S. MESSMAN, CPA
TIMOTHY H. BOEHMER, CPA

477 MADISON AVENUE
NEW YORK, NY 10022-5892
TELEPHONE: 212-572-5500
FACSIMILE: 212-572-5572
www.haysco.com

To the Stockholders
Riverbank Capital Securities, Inc.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM RULE 15c3-3

In planning and performing our audit of the financial statements and supplemental schedules of Riverbank Capital Securities, Inc. (the "Company"), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Hays & Company LLP

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hays & Company LLP

February 19, 2008
New York, New York

END